Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-148663, No. 333-142963, No. 333-119616, No. 333-160535 and No. 333-168123) on Form S-8 of GigaMedia Limited and subsidiaries of our report dated April 26, 2017, with respect to the consolidated statements of operations, comprehensive loss, changes in equity and cash flows of GigaMedia Limited and subsidiaries for the year ended December 31, 2016, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1, not included herein, which report appears in the December 31, 2018 annual report on Form 20-F of GigaMedia Limited.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 29, 2019